CONTACT:    RAOUL J. WITTEVEEN
           (212) 916-3261

FOR IMMEDIATE RELEASE

            INTERPOOL, INC. REPORTS 3RD QUARTER RESULTS - INCOME
            PER SHARE OF $0.28 AS COMPARED WITH $0.31 FOR PRIOR YEAR

PRINCETON, NJ, NOVEMBER 4, 1997 -- Interpool, Inc. (NYSE: IPX) reported today that its 1997 third quarter income per share, before extraordinary and non-recurring charges, was 28 cents per share (on a primary basis), as compared with 31 cents (on a fully diluted basis) for the same period in 1996. Adjustments for full dilution had no impact on 1997 third quarter income per share. Revenues during the third quarter of 1997 were $40,962,000, up 9% from $37,482,000 in the third quarter of 1996.

Interpool, Inc.'s income per share before extraordinary and non-recurring charges was 89 cents per share (on a primary basis) in the first nine months of 1997 compared with 88 cents per share (on a fully diluted basis) for the same period in 1996. Adjustments for full dilution had no material impact on income per share in the first nine months of 1997. Revenues for the nine months ended September 30, 1997 rose to $118,922,000, up 9% from $109,092,000 in the first nine months of 1996.

Martin Tuchman, Chairman and Chief Executive Officer, noted that during the third quarter, the company took advantage of two significant opportunities to facilitate future growth of its business which impacted earnings in the quarter. First, as previously announced, Interpool issued $225 million of ten year notes during the third quarter, comprised of $150 million of 7.35% Notes due 2007 and $75 million of 7.20% Notes due 2007.

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These Notes represented Interpool's first issues of unsecured debt, recognizing the company's growing credit strength. The net proceeds from those offerings were used to repay secured indebtedness, to purchase equipment and for other investments. However, until the funds were deployed, the resulting excess of interest expense over interest income of approximately $530,000, net of taxes, resulted in a reduction of income before extraordinary item of 2 cents per share for the third quarter.

Second, Mr. Tuchman pointed to the company's strategic focus in 1997 on building its domestic intermodal equipment leasing business, with substantial emphasis on chassis leasing and management. During the third quarter of 1997, the company substantially increased its expenditures in the domestic intermodal leasing division. This increase contributed to an increase in chassis utilization to 94% in September 1997, from 92% in June 1997. However, the increased expenditures, net of taxes, during the third quarter of 1997 over the prior year period resulted in a reduction in income before extraordinary item of $1,100,000 or 4 cents per share. The company intends to continue this increased level of expenditures through the fourth quarter of 1997.

Earlier this year, the company's wholly-owned subsidiary, Trac Lease, Inc., was awarded a contract by the Grand Alliance Chassis Pool to administer a fleet of up to 42,000 marine shipping container chassis at over 30 pool locations throughout the United States where the chassis are based. In addition, Trac has recently been awarded the administration contract for Virginia's port-wide cooperative steamship line chassis pool, where approximately 12,000 chassis will be managed. Trac will now be managing approximately 115,000 chassis, including Trac's approximately 61,000 units, of which 2,000 were added during the third quarter, making Trac the largest manager of chassis in the United States. Trac is also aggressively bidding on other chassis management pool opportunities, taking advantage of its proprietary computer software which permits daily reporting on the movement and condition of chassis and assists steamship lines in maintaining efficient inventory levels at chassis pools.

Mr. Tuchman also noted that Interpool has continued to expand its container fleet by adding approximately 20,000 container TEUs (twenty- foot-equivalent units) during the third quarter, increasing the total container fleet to approximately 360,000 container TEUs. At September 30, 1997, the utilization rate of the combined container and chassis fleets rose to 98%.

The company conducts its international container leasing business through its subsidiary Interpool Limited, while the domestic intermodal equipment leasing business is conducted by Interpool, Inc. and its other subsidiaries. During the third quarter of 1997, the Interpool Limited international container division's contribution to consolidated income before extraordinary and non-recurring items declined to $7,093,000 from $7,635,000 in 1996, while the domestic intermodal division's contribution decreased to $831,000 from $2,251,000. In addition to the two items mentioned above which impacted earnings per share, the domestic intermodal division's third quarter contribution was reduced by $1.1 million of interest expense, net of taxes, attributable to the $75 million of 9 7/8% Capital Securities sold by the company in January, 1997. Revenues for the third quarter of 1997 from the Interpool Limited international container division increased to $21,575,000 from $20,237,000 in 1996, while revenues from the domestic intermodal division rose to $19,387,000 from $17,245,000.

During the nine months ended September 30, 1997, the Interpool Limited international container division's contribution to consolidated income before extraordinary and non-recurring items rose to $22,190,000 from $21,470,000 in 1996, while the domestic intermodal division's contribution decreased to $3,655,000 from $6,335,000. In addition to the two items mentioned above which impacted earnings per share, the domestic intermodal division's nine month contribution was reduced by $3.0 million of interest expense, net of taxes, attributable to the Capital Securities sold by the company in January, 1997. Revenues for the first nine months of 1997 from the Interpool Limited international container division increased to $64,073,000 from $59,102,000 in 1996, while revenues from the domestic intermodal division rose to $54,849,000 from $49,990,000.

Interpool, originally founded in 1968, is one of the world's leading lessors of intermodal dry cargo containers and is the second largest lessor of intermodal container chassis in the United States. Interpool leases its containers and chassis to over 200 customers, including nearly all of the world's 20 largest international container shipping lines.

This Press Release contains certain forward-looking statements regarding future circumstances. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements, including in particular the risks and uncertainties described in the company's SEC filings. The company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof.

                               ***TABLE FOLLOWS***

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

           INTERPOOL, INC.
 CONSOLIDATED STATEMENTS OF INCOME
  (IN THOUSANDS, EXCEPT AMOUNTS PER SHARE)                              Three Months Ended               Nine Months Ended
             (UNAUDITED)                                                   September 30,                   September 30,
                                                                         1997           1996            1997            1996
                                                                        -----           -----           ----            -----
Revenues (1)                                                           $40,962         $37,482         $118,922      $109,092

Lease operating and                                                     10,292           7,866           27,987        22,385
administrative expenses
Depreciation and amortization of                                         8,933           8,084           26,155        24,069
leasing equipment
Gain on sale of leasing equipment                                         (17)            (49)            (773)
                                                                       -------
                                                                                                                        (493)
Earnings before interest and taxes                                      21,754          21,581           65,553        63,131
Interest expense, net                                                   13,280           9,745           36,008        29,826
                                                                        ------           -----           ------        ------

Income before taxes,                                                     8,474          11,836           29,545        33,305
extraordinary loss and
non-recurring  charge
Provision for income taxes                                                 550           1,950            3,700         5,500
                                                                           ---

Income before extraordinary loss                                         7,924           9,886           25,845        27,805
and non-recurring charge

Extraordinary loss on retirement
of debt, net of applicable                                               4,550               -            4,878             -
taxes of
 $2,150 and $2,375  (2)

Non-recurring charge -
acquisition of preferred stock of                                            -               -                -         2,392
 subsidiary (3)                                                              -               -                -         -----

Net income                                                              $3,374          $9,886          $20,967       $25,413
                                                                        ======

Income per share before
extraordinary loss and premium
paid on
 redemption of preferred stock in 1997:
     Primary                                                             $0.28           $0.33            $0.89         $0.92
     Fully diluted                                                          NA           $0.31               NA         $0.88

Extraordinary loss on retirement of debt:
     Primary                                                           ($0.16)              NA          ($0.17)            NA
     Fully diluted                                                          NA              NA               NA            NA

Premium on redemption of
preferred stock: (4)
     Primary                                                                NA              NA          ($0.24)            NA
     Fully diluted                                                          NA              NA               NA            NA

Net income per share:
     Primary                                                             $0.12           $0.33            $0.48         $0.92
     Fully diluted                                                          NA           $0.31               NA         $0.88

Weighted average shares
outstanding:
     Primary                                                            28,626          26,773           28,187        26,569
     Fully diluted                                                          NA          31,750               NA        31,504


(1) Revenue in the nine months ended September 30, 1997 includes $1.5 million of successful legal claim recovery during the second quarter.

(2) The extraordinary loss in the third quarter resulted from the retirement of secured debt using proceeds from the issuance of ten year unsecured notes during the third quarter.

(3) Represents a non-cash and non-recurring charge for accumulated dividends of its subsidiary, Trac Lease, Inc., which resulted from the acquisition of the outstanding preferred stock of Trac Lease, Inc.
          through the issuance of Interpool, Inc. preferred stock. Such charge has no impact on net income per share because unpaid dividends were included in the computation of net income per share in periods prior to the acquisition.

(4) Represents a special non-recurring charge of $6,716 to retained earnings for the redemption of 5 3/4% Convertible Preferred Stock expressed as amount per share.